UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35496 / March 14, 2025

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In the Matter of

AMG COMVEST SENIOR LENDING FUND
COMVEST CREDIT MANAGERS, LLC
360 S. Rosemary Avenue, Suite 1700
West Palm Beach, FL 33401

(812-15597)

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

AMG Comvest Senior Lending Fund and Comvest Credit Managers, LLC filed an application on
July 1, 2024, and amendments to the application on October 7, 2024 and February 7, 2025,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain
closed-end management investment companies that have elected to be regulated as business
development companies to issue multiple classes of shares with varying sales loads and asset-
based service and/or distribution fees.

On February 18, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35471). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of AMG Comvest Senior Lending Fund and Comvest Credit
Managers, LLC (File No. 812-15597),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

**Vanessa A. Countryman,**

*Secretary.*